NOTE 4 – ACQUISITION

On November 13, 2006, the fund acquired substantially all of the assets of the Bremer Growth Fund (the acquired fund), pursuant to the Agreement and Plan of Reorganization dated September 20, 2006, and approved by shareholders of the acquired fund on November 3, 2006. The acquisition was accomplished by a tax-free exchange of 1,655,855 shares of the fund (with a value of $57,491,000) for the 4,199,664 shares of the acquired fund outstanding on November 10, 2006. The net assets of the acquired fund at that date included $12,098,000 of unrealized appreciation. Net assets of the acquired fund were combined with those of the fund, resulting in aggregate net assets of $8,561,973,000 immediately after the acquisition.

The combined Proxy Statement and prospectus is available on the SEC’s website under form 497—Definitive Materials filed on October 4, 2006.